EXHIBIT 99.3

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Notice of annual general meeting
Signet Group plc

Notice is hereby given that the annual general meeting of Signet Group plc will be held at The Café Royal, 68 Regent Street, London W1B 5EL at 11.00 am on Friday 10 June 2005 to consider and, if thought fit, to pass resolutions 1 to 10 below as ordinary resolutions and resolutions 11 to 13 below as special resolutions:

1	To receive the annual reports and accounts, and the auditors’ report thereon, for the 52 weeks ended 29 January 2005.

2	To approve the directors’ remuneration report within the report and accounts for the 52 weeks ended 29 January 2005.

3	To declare a final dividend.

4	To re-elect Terry Burman as a director.

5	To re-elect Brook Land as a director.

6	To re-elect James McAdam as a director.

7	To elect Robert Anderson as a director.

8	To elect Robert Walker as a director.

9	To re-appoint KPMG Audit Plc as auditors to the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the directors to determine their remuneration.

10	That the directors are generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 to exercise all powers of the Company to allot relevant securities (as defined in that Section of that Act) up to an aggregate nominal amount of £2,893,636 provided that (i) this authority shall expire at the conclusion of the next annual general meeting of the Company or on 9 September 2006 whichever is the earlier date; (ii) before the expiry of such authority the Company shall be entitled to make any offer or agreement which would or might require relevant securities to be allotted after such expiry and, notwithstanding such expiry, the directors may allot relevant securities pursuant to any such offer or agreement as if such authority had not expired, and (iii) all unexercised authorities vested in the directors immediately prior to the passing of this resolution to allot relevant securities be and are hereby revoked.

11	That, subject to the passing of the previous resolution, the directors are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (as defined in Section 94 of that Act) for cash pursuant to the general authority conferred on them by resolution 10 above or by way of a sale of treasury shares as if Section 89(1) of that Act did not apply to any such allotment, provided that this power is limited to:

(a)	the allotment of equity securities in connection with a rights issue, open offer or other pre-emptive offer, in favour of shareholders (excluding shareholders holding treasury shares) open for acceptance for a period determined by the directors, to the holders of ordinary shares on the register on any fixed record date as the directors may determine in proportion (as nearly as may be) to their holdings of ordinary shares (and, if applicable, to the holders of any other class of equity security in accordance with the rights attached to such class), subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with treasury shares or in relation to (i) fractions of such securities, (ii) the issue, transfer and/or holding of any securities in certificated form or in uncertificated form, (iii) the use of one or more currencies for making payments in respect of such an offer, (iv) any such shares or other securities being represented by depositary receipts, or (v) any legal or practical problems however arising under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory; and

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Signet Group plc

(b)	the allotment (other than pursuant to paragraph (a) above) to any person or persons of equity securities for cash up to an aggregate nominal amount of £434,045;

and shall expire unless previously renewed varied or revoked by the Company in general meeting at such time as the general authority conferred on the directors by resolution 10 expires save that, before the expiry of this power, the Company may make any offer or agreement which would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred had not expired.

12	That the Company is generally and unconditionally authorised pursuant to Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163(3) of that Act) of ordinary shares of 0.5p each of the Company, provided that:

(a)	the maximum number of such shares that may be acquired under this authority is 173,618,182; and

(b)	the minimum price which may be paid for such a share is 0.5p (exclusive of expenses); and

(c)	the maximum price (exclusive of expenses) which may be paid for such a share is an amount equal to 105% of the average of the middle market quotations for an ordinary share, as derived from the London Stock Exchange’s Daily Official List for the five business days immediately preceding the date on which the share is contracted to be purchased;

(d)	this authority shall expire at the conclusion of the next annual general meeting of the Company or on 9 September 2006 whichever is the earlier date; and

(e)	the Company may complete or conclude, in whole or in part, a purchase of shares after the expiry of this authority pursuant to a contract entered into before such expiry.
13	That the existing Article 144 of the Company’s Articles of Association be deleted and replaced with the new Article 144 set out below:

“144. Indemnity

Subject to the provisions of the Act, the Company may indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability incurred by him in the actual or purported execution or discharge of his duties or exercise of his powers or otherwise in relation to or connection with the Company or any associated company. For the purposes of this article, “associated company” has the same meaning as in Section 309A of the Act.”

By Order of the Board

M A Jenkins
Secretary

Registered Office:
Zenith House, The Hyde, London NW9 6EW
England No. 00477692

29 April 2005

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Signet Group plc

Explanation of business of the 2005 annual
general meeting

Resolution 1:
Report and Accounts
The directors will present to the meeting the audited accounts, the auditors’ report, the directors’ report and the directors’ remuneration report for the 52 weeks ended 29 January 2005.

Each of those documents can be found on the Company’s web site at www.signetgroupplc.com. Additionally, a copy of either the full Report and Accounts (containing those documents) or the Annual Review and Summary Financial Statement has been sent to each Signet shareholder to whom this document has been sent.

Resolution 2:
Remuneration report
Resolution 2 is to approve the directors’ remuneration report on pages 51 to 63 of the full Report and Accounts as required by the Companies Act. A summary of the remuneration report is on pages 27 to 32 of the Annual Review and Summary Financial Statement. The report sets out the remuneration strategy and details the guiding principles, which together make up its remuneration policy. Also set out is the remuneration earned during the year by the directors of the Company together with their interests in shares, share options and other long term incentive plans.

Resolution 3:
Dividend
The directors have recommended a final dividend of 2.625p per share for payment to shareholders who are on the register of members at the close of business on 10 June 2005. An interim dividend of 0.375p per share has already been paid in respect of the financial year ended 29 January 2005. If the resolution is passed the final dividend will be paid on 8 July 2005.

Resolutions 4-8:
Re-election and election of directors
All of the directors have undergone a performance evaluation during the year and have demonstrated that they are committed to the role and that they continue to be effective and valuable members of the Board.

Mr. Terry Burman is retiring by rotation in accordance with the Company’s Articles of Association and offers himself for re-election.

The Combined Code on Corporate Governance requires that non-executive directors serving longer than nine years do so subject to annual re-election as independence requires to be reaffirmed at that time. Mr. Brook Land, was first elected to the Board as a director in June 1996 and will have served for longer than nine years from June 2005. Mr. Land retires and offers himself for re-election.

The Board has considered Mr. Land’s position and has concluded that he continues to be independent for the following reasons.

Mr. Land has no relationship with the Company, nor with any of the directors, which could impact on his ability to remain objective or independent of mind. He does not provide any service to the Company, and has no connections or ties to the Company, other than in his capacity as a member of the Board.

Having been a practising lawyer Mr. Land comes from a professional background and is therefore used to taking an independent approach. He, where appropriate, challenges and questions proposals in a positive and constructive way. This is an essential requirement of a strong independent non-executive director and the Board continues to value Mr. Land’s contribution.

Mr. James McAdam is over 70 years of age and will therefore retire at the annual general meeting in accordance with the Company’s Articles of Association. He offers himself for re-election. Although Mr. McAdam remains vigorous and healthy he has indicated his intention to retire from the Board no later than at the conclusion of the Company’s annual general meeting in June 2006.

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Signet Group plc

In accordance with the planned and progressive refreshment of the Board, Mr. Robert Walker, 60, was appointed to the Board in November 2004 and Mr. Robert Anderson, 46, was appointed to the Board in April 2005. As these appointments were made since the last annual general meeting, they are offering themselves for election in accordance with the Company’s Articles of Association.

Mr. Walker, with his considerable experience of international business, brings additional knowledge and skill to the Board. He was Group Chief Executive of Severn Trent plc, from August 2000 until his retirement in February 2005. Prior to this Mr. Walker had been a Division President of PepsiCo International and had previously worked for McKinsey and Company and Procter & Gamble. He is non-executive Chairman of WH Smith PLC and of Williams Lea Group Limited and a non-executive director of Wolseley Plc. He is also an adviser to Cinven.

Mr. Anderson has been Chief Executive of the Company’s UK division since January 2003, having joined the Group as Chief Operating Officer of the UK division in August 2000. Prior to that time he was at Marks & Spencer Plc for 19 years, latterly as a Business Unit Director.

The Nomination Committee and the Board supports the re-election of Messrs. Burman, Land and McAdam, and the election of Messrs. Anderson and Walker.

Details of the directors, including those who are seeking election or re-election, are set out on page 41 of the full Report and Accounts and page 26 of the Annual Review and Summary Financial Statement. Brook Land and Robert Walker are non-executive directors and, as such, do not have a service contract with the Company. James McAdam, as Chairman, has a letter of appointment with the Company, which may be terminated on reasonable notice by either party. Details of the contracts of Terry Burman and Robert Anderson are set out on page 58 of the full Report and Accounts and page 29 of the Annual Review and Summary Financial Statement.

Copies of the directors’ service contracts with the Company and the terms and conditions of the non-executive directors are available for inspection at the registered office of the Company during usual business hours (Saturdays, Sundays and public holidays excluded) and will be available at the place of meeting from 10.30 am until its conclusion.

Resolution 9:
Re-appointment and remuneration of auditors
Resolution 9 is to re-appoint KPMG Audit Plc as auditors to the Company until the end of the next general meeting at which accounts are laid before the Company and to authorise the directors to determine their remuneration.

Resolution 10:
Authority to allot shares
The effect of this resolution is to extend the general authority of the directors to allot shares so that it will last until the next general meeting of the Company or 9 September 2006, whichever is the earlier date. The authority is in respect of shares with an aggregate nominal value of £2,893,636, equal to one third of the Company’s issued share capital at the date of this notice. The directors have no present intention of exercising this allotment authority.

Resolution 11:
Disapplication of pre-emption rights
The effect of this resolution is to renew, for the same period as the general authority to allot shares in Resolution 10, the disapplication of statutory pre-emption rights in relation to the allotment of shares for cash. The disapplication will permit the directors to allot shares for cash pursuant to Resolution 10 without first offering them to all existing shareholders pursuant to their statutory preemption rights under the Companies Act 1985. Any such allotments for cash must be pursuant to a rights issue or an open offer or otherwise be limited to shares with an aggregate nominal value not exceeding £434,045 which is equal to five per cent of all the ordinary shares in issue at the date of this notice.

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Signet Group plc

Resolution 12:
Authority to purchase own shares
The effect of this resolution is to renew the Company’s authority to make market purchases of the Company’s shares on the London Stock Exchange. The directors will continue to keep the exercise of such authority under review and would only exercise it where they believe such purchases would result in an increase in earnings per share and would be in the best interests of shareholders generally.

The Company has not undertaken any purchases of its own shares since the date of the 2004 annual general meeting and renewal of the authority to do so is sought to preserve flexibility.

The directors are seeking authority to purchase up to 173,618,182 issued shares, representing 10% of the Company’s issued share capital at the date of this notice. The maximum price at which any such purchase may be made is equal to 105% of the average of the middle market quotations for a share as taken from the London Stock Exchange Daily Official List for the five business days preceding the date of purchase. The authority, if granted, would be subject to renewal at the next annual general meeting of the Company.

With effect from 1 December 2003 the Companies Act 1985 was amended to allow a listed company purchasing its own shares to hold those shares “in treasury” as an alternative to cancelling them (as was previously the case). Shares held in treasury in this manner are available for resale by the company at a later date.

Accordingly, if this resolution is passed at the annual general meeting, the Company will have the option of holding, as treasury shares, any of its own shares that it purchases pursuant to the authority conferred. This would give the Company the ability to sell treasury shares quickly and cost effectively and provide the Company with additional flexibility in the management of its capital base. No dividends will be paid on shares whilst held in treasury and no voting rights will attach to treasury shares. Whilst they are held in treasury, shares are treated as if cancelled. Any shares purchased by the Company under this authority would be cancelled, unless the shares are being purchased by the Company to hold as treasury shares for future resale.

The number of unissued shares that were subject to subscription options at 29 April 2005 was 51,658,375. This equals, in number, 2.975% of the Company’s issued shares at that date. If the proposed share purchase authority were to be exercised in full, those 51,658,375 shares would represent 3.306% of the issued shares as reduced by the share purchases. These figures do not include or reflect options granted at a later date.

Resolution 13:
Amendment to Articles of Association
The Companies (Audit, Investigations and Community Enterprise) Act 2004 (“Companies (Audit) Act”) contains, amongst other things, provisions which relax the previous prohibition in Section 310 of the Companies Act 1985 (the “Act”) on companies indemnifying their directors against costs and liabilities. The relevant sections of the Companies (Audit) Act came into force on 6 April 2005.

The changes to the law increase the scope for the Company to indemnify its directors against liability incurred in relation to the Company. However, there are still clear limits on the power of the Company to provide an indemnity: for example, a director cannot be indemnified in respect of criminal proceedings in which he is convicted, or civil proceedings brought by the company or an associated company which are decided against him.

The proposed new Article 144 sets out a general permissive power that allows the Company to indemnify its directors subject to the provisions of the Act. Any such indemnity will be dealt with in a separate contractual arrangement between the Company and the relevant director. All such arrangements will be subject to Board approval and will be disclosed in the annual directors’ report.

The Company believes it should have the power to enter into such arrangements as it believes it is necessary to be able to provide such an indemnity if it is going to be able to successfully recruit and retain directors of sufficient calibre. The Company intends, therefore, to enter into such arrangements with its existing and any future directors.

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Signet Group plc

Notes:
1	Record date

A person must be registered as the holder of shares in the Company by 6.00 p.m. on 8 June 2005 in order for such person to be entitled to attend and vote at the meeting in respect of those shares. Changes to entries on the register after this time shall be disregarded in determining the rights of persons to attend or vote at the meeting.

2	Appointment of proxies
2a

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company, but must attend the meeting in person to represent the member.

2b

To be valid, the enclosed form of proxy and any power of attorney or other authority under which it is signed must be lodged at the office of the Company’s registrars, Capita Registrars, not less than 48 hours before the time appointed for the meeting. Completing and returning a form of proxy will not prevent a member from attending and voting at the meeting should he so wish.

3	Electronic Proxy Appointment by CREST members
3a	This facility is only open to shareholders who hold their shares through CREST.

3b

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the 2005 annual general meeting and any adjournment(s) thereof by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take appropriate action on their behalf.

3c	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The CREST message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Capita Registrars (CREST participant ID RA 10) no later than 48 hours before the time appointed for the holding of the meeting or adjourned meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the CREST message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the CREST message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

3d	CREST members and, where applicable, their CREST sponsors or voting service provider(s), should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that the CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a CREST message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) is/are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system timings.

3e	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.